SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For December 9, 2005

                      BONSO ELECTRONICS INTERNATIONAL INC.
                      ------------------------------------
                 (Translation of Registrant's name into English)



               Unit 1106-1110, 11F., Star House 3 Salisbury Road,
                         Tsimshatsui Kowloon, Hong Kong
                         ------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                         Form 20-F [X]    Form 40-F [ ]


[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                         Yes [ ]          No [X]

                      BONSO ELECTRONICS INTERNATIONAL INC.

                 Information for the Quarter Ended June 30, 2005

                                TABLE OF CONTENTS
         REPORT FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2005 ON FORM 6-K

                                                                            Page
                                                                            ----

First Quarter Shareholders Letter..............................................1


Consolidated Financial Statements..............................................3

Unaudited Consolidated Balance Sheet as of June 30, 2005 and unaudited
   Consolidated Balance Sheet as of March 31, 2005.............................4


Unaudited Consolidated Statements of Income and Comprehensive
   Income for the Three-Month Periods Ended June 30, 2005 and 2004.............5

Management's Discussion and Analysis...........................................6

Liquidity and Capital Resources................................................7

Stock Repurchase Program.......................................................7

Legal Proceedings..............................................................9


EXHIBITS:

99.1 - Press Release - Dated September 27, 2005 Presentation at the New York
   Society of Securities Analyst Conference in New York.......................12

                [Bonso Electronics International Inc. Letterhead]


Dear Shareholders:                                             26 September 2005

During the quarter ended June 30, 2005. Sensor based scale product sales were up but communications product sales were down. We anticipate that sales of communications products will be continue to be soft in the near term future. Earnings per share stayed at $0.12 despite net income dropping by $46,000.

The Company reported sales of $18,150,000 and net earnings of $647,000 for the three months period ended 30 June 2005. This represents an increase of 0.6% in sales and a decrease of 6.6% in net income as compared to sales of $18,041,000 and net income of $693,000 posted during the same period last year.

Despite continued increases in material and labor costs we were able to keep the gross profit margin to within 0.3% of last year's level. We attribute this to our ongoing formal program of product redesign and process improvement, as well as, our cost-cutting sourcing strategy. The primary cause of the increase in expenses was the expansion of the branded sales operation in North America; we consider this another investment in the future.

We are aware of the uncertainties in the market, such as the shortage of skilled labor in the PRC, the recent announcement of the 2% appreciation of the Chinese currency (RMB) on July 21, 2005, power supply shortages and high oil and material prices. The Company reviews these, and many other issues on a regular basis, and is taking appropriate steps to safeguard itself and to mitigate the potential impact on our performance. Our factories have their own electricity generating capability to ensure our operations will not be affected by any disruptions to the electricity supply. High costs of oil and raw materials will undoubtedly exert pressure on the Company's gross profit margin. Nevertheless, we expect it to be relieved by our proven cost-cutting sourcing strategy and long term relationship with our suppliers.

Competition remains keen but we have successfully secured new orders from existing customers to offset the potential impact from increased competition. Going forward, the Company intends to continue to expand its operation in the PRC and restructure its Hong Kong operation to keep a minimal workforce, which we will maintain for so long as required.

With a cash position of $9.7 million, the Company continues to maintain a strong financial position even after the payment of a dividend of $0.10 per share in August, 2005. Furthermore, we have no material long-term short-term debt. With our strong cash position, we expect to be able to finance our investment and expansion of our business internally in the foreseeable future. As a result, we do not believe that we are subject to any material risk in relation to any rise in interest rates.

Our strategy for sustained, profitable growth is to enhance the core business, extend the business and expand the market. We believe that the size of the global market opportunity for weighing instruments is approximately $3.5 billion. This includes major industry segments such as laboratory, personal health, industrial, mailing and food processing. We are currently addressing the main segments of the available market for weighing instruments. Therefore we are in the fortunate position to pick and chose the most lucrative areas for corporate capability and new product enhancement and development. Since North America and Europe represent approximately 75% of the world wide market potential; we believe that we are well positioned to capitalize on our current OEM customer base, as well as, our branded product distribution operations in both Europe and North America. Currently we are doing in excess of 90% of our business in these two areas.

The company will hold its 2005 Annual General Meeting (Shareholders Meeting) at 10:00 AM on December 1, 2005 at the Hilton Hotel, located at 5711 West Century Boulevard, Los Angeles, CA 90045. All shareholders of record are cordially invited to attend.

As our first quarter results have demonstrated, we are committed to keeping one eye on the future and one eye on the bottom line; as we continue to pursue planned profitable growth.

We thank you for your patience and support as we strive for consistency in our earnings and revenue growth in the future.


Best regards,
Bonso Electronics International, Inc




George O'Leary
President and Chief Executive Officer

U.S. Contact: George O'Leary 949-760-9611, FAX 949-760-9607 Hong Kong Contact:
Cathy Pang 852 2605 5822, FAX 852 2692 1724

Attachments: 1) Balance Sheet  2) Income Statement




This letter includes forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Forward looking statements may be identified by such words or phrases "should," "intends," "is subject to," "expects," "will," "continue," "anticipate," "estimated," "projected," "may," "we believe," "future prospects," or similar expressions. The forward-looking statements above involve a number of risks and uncertainties. Factors that might cause actual results to differ include, but are not limited to, success of any reorganization; ability to raise additional funds; conditions in the general economy and in the markets served by the Company; competitive factors, such as price pressures and the potential emergence of rival technologies; interruptions of suppliers' operations affecting availability of component materials at reasonable prices; timely development and market acceptance, and warranty performance of new products; success in integrating prior acquisitions; changes in product mix, costs and yields, fluctuations in foreign currency exchange rates; uncertainties related to doing business in Hong Kong and China; and the risk factors listed from time to time in the Company's SEC reports. The Company from time-to-time considers acquiring or disposing of business or product lines. Forward-looking statements do not include the impact of acquisitions or dispositions of assets, which could affect results in the near term. Actual results may differ materially. The Company assumes no obligation to update the information in this issue.

                      BONSO ELECTRONICS INTERNATIONAL INC.
                           CONSOLIDATED BALANCE SHEET
                                (In U.S. Dollars)
                                    Unaudited

                                                            June 30     March 31
                                                               2005         2005
Assets
------
Current assets
 Cash and cash equivalents                                9,731,619    9,707,588
 Restricted cash deposits                                     4,785        4,848
 Trade receivables, net                                  12,732,914   10,585,968
 Inventories, net                                        14,214,064   11,402,239
 Tax recoverable                                            578,941      486,618
 Deferred income tax assets - current                        52,057       52,057
 Other receivables, deposits and
 Prepayments                                              1,230,610    1,450,322
                                                         ----------   ----------
 Total current assets                                    38,544,990   33,689,640
                                                         ==========   ==========

Deposits                                                     72,789       72,789
Long term investment                                        500,000      500,000
Deferred income tax assets - non current                     46,797       46,849
Goodwill                                                  1,100,962    1,100,962
Brand name, net                                           2,147,392    2,197,392
Other intangible, net                                       539,751      543,138
Net property plant & equipment                           13,539,269   14,311,986
 Total assets                                            56,491,950   52,462,756

Liabilities and shareholders' equity
------------------------------------
Current liabilities
Bank overdraft                                              236,619      281,085
 Notes payable                                            3,898,921    3,744,726
 Accounts payable                                        10,712,557    6,938,578
 Accrued charges and deposits                             1,972,042    1,978,222
 Short-term loans                                         4,643,619    4,742,685
 Current portion of long-term debt
  and capital lease obligations                             425,748      425,748
                                                         ----------   ----------
 Total current liabilities                               21,889,506   18,111,044
                                                         ==========   ==========

Long-term debt and capital lease
 obligations net of current maturities                      139,323      375,874
Deferred income tax                                          43,967       43,856

Shareholders' equity
--------------------
Common stock par value $0.003 per share
 - authorized shares - 23,333,334
 - issued and outstanding shares: 2005-5,577,639;
 30 June 2005-5,577,639                                      16,729       16,729
 Additional paid-in capital                              21,764,788   21,764,788
 Retained earnings                                       11,954,391   11,307,642
 Accumulated other comprehensive income                     683,246      842,823
                                                         ----------   ----------
                                                         34,419,154   33,931,982
                                                         ==========   ==========

   Total liabilities and shareholders' equity            56,491,950   52,462,756

                      BONSO ELECTRONICS INTERNATIONAL INC.
                          CONSOLIDATED INCOME STATEMENT
                         (In Thousands of U.S. Dollars)
                                    Unaudited

                                                     Three months ended June 30
                                                            2005           2004

Net sales                                                 18,150         18,041
Cost of sales                                            (14,540)       (14,421)
                                                      ----------     ----------
Gross margin                                               3,610          3,620

Selling expenses                                             615            699
Salaries and related costs                                 1,368          1,252
Research and development expenses                            108             90
Administration and general expenses                          740            673
Amortization of brand name and goodwill                       50             53
                                                      ----------     ----------

Income from operations                                       728            854
Interest Income                                               55             43
Interest Expenses                                           (137)          (207)
Foreign exchange gains/ (losses)                             (37)           (51)
Other income                                                  83             40
                                                      ----------     ----------

Income before income taxes & Minority Interest               692            679
Income tax benefit/(expense)                                 (45)           (10)
Net Income before Minority Interest                          647            669
Minority Interest                                           --               24
Net income                                                   647            693

Earnings per share
 Diluted                                                    0.12           0.12
Adjusted weighted average shares                       5,577,639      5,825,287

Management Discussion and Analysis of Financial Conditions and Results of Operations
-------------------------------------------------------------------------

Period ended June 30, 2004 compared to period ended June 30, 2005

     Net Sales. Our sales increased 0.6% or $109,000 from approximately $18,041,000 for the period ended June 30, 2004, to approximately $18,150,000 for the period ended June 30, 2005. Sales from our scales segment increased from approximately $10,842,000 for the period ended June 30, 2004, to approximately $11,085,000 for the period ended June 30, 2005 and telecommunication segment dropped from approximately $7,199,000 for the period ended June 30, 2004, to approximately $7,065,000 for the period ended June 30, 2005.

     Gross Margin. Gross margin expressed as a percentage of sales remained relatively unchanged at 20% for the three months period ended June 30, 2005 and June 30, 2004.

     Selling Expenses. Selling expenses decreased by 12% or $84,000 from approximately $699,000 for the period ended June 30, 2004 to approximately $615,000 for the period ended June 30, 2005. This decrease is attributable primarily to a tighten control in cost, such as to consolidate shipments in containers to save freight costs.

     Salaries And Related Costs. Salaries and related costs increased 9.3% from approximately $1, 252,000 for the period ended June 30, 2004 to approximately $1,368,000 for the period ended June 30, 2005. This increase was primarily the result of an increase in the number of employees.

     Research And Development. Research and development expenses increased 20% from approximately $90,000 for the period ended June 30, 2004 to approximately $108,000 for the period ended June 30, 2005. The increase is attributable to increased research and development activities for both scales and telecommunications products.

     Administration And General Expenses. Administration and general expenses increased by 10% from approximately $673,000 for the period ended June 30, 2004 to approximately $740,000 for the period ended June 30, 2005. This increase was primarily due to increase in rental expenses in the amount of $25,000 for our Canadian subsidiary's new office and the increase in professional fees of approximately $25,000 relating to the disposal of the old office.

     Amortization Of Brand Names and Goodwill. The brand name is amortized using the straight line method over the related estimated useful life of 15 years.

     Income From Operations. As a result of the above changes, income from operations decreased 14.6% from approximately $854,000 for the period ended June 30, 2004 to $728,000 for the period ended June 30, 2004.

     Interest Income. Interest income was approximately $55,000 for the period ended June 30, 2005, compared to approximately $43,000 for the period ended June 30, 2004. This increase was primarily the result of an increase in interest rates and depositing our cash into a higher yield account.

     Interest Expenses. Interest expenses decreased 33.8% or approximately $70,000 from approximately $207,000 for the period ended June 30, 2004 to approximately $137,000 for the period ended June 30, 2005. The decrease is primarily the result of the decreased utilization of our banking facilities and lower interest rates on amounts borrowed from our banks.

     Foreign Exchange Losses/Gains. We experienced a foreign currency exchange loss of approximately $37,000 for the three month period ended June 30, 2005 as compared to a loss of approximately $51,000 for the period ended June 30, 2004. This loss was primarily resulted from the devaluation of United States dollars to Canadian dollars.

     Other Income. Other income increased 107.5% or approximately $43,000 from approximately $40,000 for the period ended June 30, 2004 to approximately $83,000 for the period ended June 30, 2005. This increase was the result of a gain on the disposition of our Canadian subsidiary's old office.

     Income tax benefit/expense. We recorded a tax expense in the amount of approximately $45,000 for the period ended June 30, 2005 as compared to the tax expense of approximately $10,000 for the period ended June 30, 2004.

     Net Income. As a result of the above changes, net income decreased from approximately $693,000 for the period ended June 30, 2004 to $647,000 for the period ended June 30, 2005, an decrease of approximately $46,000, or 6.6%.


Liquidity and Capital Resources
-------------------------------

     We have financed our growth and cash needs to date primarily from internally generated funds and bank debt. We do not use off-balance sheet financing arrangements, such as securitization of receivables or obtaining access to assets through special purpose entities, as sources of liquidity. Our primary uses of cash have been to fund expansions and upgrades of our manufacturing facilities, to make strategic acquisitions and to fund working capital resulting from normal operation.

     We believe that our cash flows from operations, our current cash balance and funds available under our working capital and credit facilities will be sufficient to meet our working capital needs and planned capital expenditures for the next 12 months. As of June 30, 2005 we had $9,731,619 in cash and cash equivalents as compared to $9,707,588 as of March 31, 2005. Working capital at June 30, 2005 was $16,655,484 compared to $15,578,596 at March 31, 2005. We believe that current cash balances and working capital plus cash flow from operations will be sufficient to fund its capital and liquidity needs in the foreseeable future.


Stock Repurchase Program
------------------------

     In August 2001, the Company's Board of Directors authorized a program for the Company to repurchase up to $500,000 of its common stock. This repurchase program does not obligate the Company to acquire any specific number of shares or acquire shares over any specified period of time. No shares were purchased under this program in the first quarter of fiscal 2006. The Company may from time to time repurchase shares of its Common Stock under this program.

Legal Proceedings


     Jefferson County Colorado Litigation

     On August 20, 2004, Bonso and three of Bonso's directors were served with a copy of a Complaint filed on July 23, 2004 in District Court of Jefferson County, State of Colorado, Case No. 03CV2505. Plaintiffs Doug Moreland, William Pinard, Richard Pinard, Leigh Investment Company, LP, Patricia Johnson, Jason Pinard and Larry Rowe (collectively the "Plaintiffs") named Anthony So, George O'Leary, Henry F. Schlueter, Cathy Pang, and John Stewart Jackson (the "Individual Defendants") and Bonso as defendants in the case.

     On September 26, 2004, the Company and the Individual Defendants filed a motion to dismiss the Complaint for lack of standing, failure to state a claim, and failure to comply with the appropriate procedural requirements for out of state defendants instituting and maintaining a legal action in the state of Colorado.

     On October 30, 2004, the Plaintiff's filed an amended complaint (the "Amended Complaint") with the substantially the same factual allegations as asserted in the original Complaint. The Amended Complaint alleged derivative claims (the "Derivative Claims") against the Individual Defendants for breaches of fiduciary duties for: (i) insider selling and misappropriation of information, (ii) dissemination of misleading and inaccurate information and
(iii) waste of corporate assets. The Derivative Claims allege that Bonso has sustained damages as a result of the Individual Defendants actions. The Amended Complaint sought disgorgement of all profits realized by the Individual Defendants, the imposition of a constructive trust in favor of Bonso for the amount of profits received by the Individual Defendants as a result of their sales of Bonso stock and damages in favor of Bonso for breaches of the Individual Defendants fiduciary duties. In response, Bonso engaged an independent counsel to review the validity and appropriateness of the Derivative Claims.

     The Amended Complaint also alleged individual claims (the "Individual Claims") against the Individual Defendants for breach of fiduciary duty against the individual defendants for: (i) insider selling and misappropriation of information, (ii) dissemination of misleading and inaccurate information, (iii) negligent misrepresentations, and (iv) fraud.

     On November 20, 2004, the Company and the Individual Defendants filed a motion to dismiss the Amended Complaint for lack of standing and failure to comply with the appropriate procedural requirements for out of state defendants instituting and maintaining a legal action in the state of Colorado. On January 8, 2005, the Court entered an Order denying Defendants' motion to dismiss but requiring the non-resident Plaintiff to file a cost bond.

     Thereafter, Plaintiffs filed a Verified Second Amended Complaint (the "Second Amended Complaint") on January 21, 2004. While the Second Amended Complaint asserts essentially the same derivative and direct claims as the Amended Complaint, it includes new factual allegations concerning Bonso's December 17, 2003 announcement to extend the expiration date of its December 31, 2003 warrants (the "Warrants") and reduce the exercise price.

     On April 8, 2005, the District Court of Jefferson County, State of Colorado dismissed with prejudice this lawsuit with each party paying their own costs and fees. The Parties' Stipulation For Dismissal With Prejudice was based upon the Report of Independent Counsel Richard R. Greengard. In his 57 page Independent Counsel's Report, Mr. Greengard found no credible evidence to support the plaintiffs' derivative claims after conducting an exhaustive review of the documents provided by both the plaintiffs and the defendants and conducting interviews of the individuals identified as having knowledge of the particular claims.

                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           BONSO ELECTRONICS INTERNATIONAL INC.
                                           (Registrant)



Date: December 9, 2005                     By George D. O'Leary
                                           --------------------
                                           President and Chief Executive Officer